FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the date of June 13, 2005


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X        Form 40-F
                                         ---                 ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)
                             Yes           No   X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -_______.

                                EXPLANATORY NOTE

On June 13, 2005, the registrant issued a statement concerning the restatement of financial information for the financial year 2005 and the transition to international accounting standards and international financial reporting standards at April 1, 2005. A copy of the statement is attached to this report.

                                  EXHIBIT INDEX

Exhibit no.                       Description
-----------                       -----------

  99.1 Yell Finance B.V. restatement of financial information for the financial year 2005 and the transition to international accounting standards and international financial reporting standards at April 1, 2005

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2005


                                            YELL FINANCE B.V.
                                            (Registrant)


                                            By:  /s/ John Davis
                                                 -------------------------------
                                                 Name:  John Davis
                                                 Title: Chief Financial Officer